UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Inuvo, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
46122W204
(CUSIP Number)
July 5, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122W204		13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ONSET V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,559,691 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,559,691 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,691 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.97% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)
This Schedule 13G is filed by ONSET V, L.P. ("ONSETV"), ONSET V Management LLC ("ONSETVM"), Terry L. Opdendyk and Robert F. Kuhling, Jr. (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.

(2)
Includes 383,954 shares held in escrow pursuant to an Escrow Agreement dated February 6, 2017. The shares are held directly by ONSETV. ONSETVM serves as the sole general partner of ONSETV. ONSETVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.

(3)
This calculation is based on 28,544,272 shares of Common Stock, par value $0.001 per share, reported to be outstanding in the Issuer's Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2017, filed with the Securities and Exchange Commission on May 5, 2017.

CUSIP No. 46122W204		13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ONSET V Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,559,691 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,559,691 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,691 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.97% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
(2)
Includes 383,954 shares held in escrow pursuant to an Escrow Agreement dated February 6, 2017. The shares are held directly by ONSETV. ONSETVM serves as the sole general partner of ONSETV. ONSETVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.

(3)
This calculation is based on 28,544,272 shares of Common Stock, par value $0.001 per share, reported to be outstanding in the Issuer's Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2017, filed with the Securities and Exchange Commission on May 5, 2017.

CUSIP No. 46122W204		13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry L. Opdendyk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,559,691 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,559,691 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,691 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.97% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
(2)
Includes 383,954 shares held in escrow pursuant to an Escrow Agreement dated February 6, 2017. The shares are held directly by ONSETV. ONSETVM serves as the sole general partner of ONSETV. ONSETVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.

(3)
This calculation is based on 28,544,272 shares of Common Stock, par value $0.001 per share, reported to be outstanding in the Issuer's Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2017, filed with the Securities and Exchange Commission on May 5, 2017.

CUSIP No. 46122W204		13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F. Kuhling, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,559,691 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,559,691 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,691 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.97% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
(2)
Includes 383,954 shares held in escrow pursuant to an Escrow Agreement dated February 6, 2017. The shares are held directly by ONSETV. ONSETVM serves as the sole general partner of ONSETV. ONSETVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.

(3)
This calculation is based on 28,544,272 shares of Common Stock, par value $0.001 per share, reported to be outstanding in the Issuer's Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2017, filed with the Securities and Exchange Commission on May 5, 2017.

CUSIP No. 46122W204	13G	Page 6 of 8 Pages

Item 1.

(a)	Name of Issuer

Inuvo, Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices

500 President Clinton Avenue, Suite 300, Little Rock, AR 72201

Item 2.

(a)	Name of Person Filing

ONSET V, L.P. ("ONSETV")
ONSET V Management, L.L.C. ("ONSETVM")
Terry L. Opdendyk ("Opdendyk")
Robert F. Kuhling, Jr. ("Kuhling")

(b)	Address of the Principal Office or, if none, residence

2400 Sand Hill Road, Suite 150
Menlo Park, California 94025

(c)	Citizenship

Entities:
ONSETV – Delaware
ONSETVM - Delaware

Individuals:
Opdendyk – United States of America
Kuhling – United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share.

(e)	CUSIP Number
46122W204

Item 3.
Not applicable.

CUSIP No. 46122W204	13G	Page 7 of 8 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b)	Percent of class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Under certain circumstances set forth in the limited partnership agreement of ONSETV and the limited liability company agreement of ONSETVM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The response to Item 2(a) is incorporated herein by reference. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group.
 Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 46122W204	13G	Page 8 of 8 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
Dated: July 17, 2017

ONSET V, L.P.

By: ONSET V Management, LLC
Its: General Partner

By:	/s/ Terry L. Opdendyk
Terry L. Opdendyk Managing Director of the General Partner

By:	/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr. Managing Director of the General Partner

ONSET V Management, LLC

By:	/s/ Terry L. Opdendyk
Terry L. Opdendyk Managing Director of the General Partner

By:	/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr. Managing Director of the General Partner

/s/ Terry L. Opdendyk
Terry L. Opdendyk

/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr.

EXHIBITS

A- Joint Filing Statement

Exhibit A
JOINT FILING AGREEMENT
The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of July 17, 2017.

ONSET V, L.P.

By:	ONSET V Management, LLC
Its:	General Partner

By:	/s/ Terry L. Opdendyk
Terry L. Opdendyk Managing Director of the General Partner

By:	/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr. Managing Director of the General Partner

ONSET V Management, LLC

By:	/s/ Terry L. Opdendyk
Terry L. Opdendyk Managing Director of the General Partner

By:	/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr. Managing Director of the General Partner

/s/ Terry L. Opdendyk
Terry L. Opdendyk

/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr.